SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 08 May 2025

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Results of 2025 Annual General Meeting dated 08 May 2025

Exhibit No: 99.1

INTERCONTINENTAL HOTELS GROUP PLC

Results of 2025 Annual General Meeting

The Annual General Meeting of InterContinental Hotels Group PLC was held on Thursday 8 May 2025.

All resolutions set out in the Notice of Meeting were duly passed by way of a poll.  The number of votes for and against each of the resolutions put before the Annual General Meeting and the number of votes withheld were as follows:

RESOLUTION		VOTES FOR	%	VOTES AGAINST	%	TOTAL VOTES	% of ISC	VOTES WITHHELD
1	Report and Accounts 2024	123,647,307	99.99	12,866	0.01	123,660,173	79.44%	449,312
2	Directors' Remuneration Policy	83,101,700	69.51	36,445,863	30.49	119,547,563	76.80%	4,561,922
3	Directors' Remuneration Report 2024	97,581,504	79.00	25,940,873	21.00	123,522,377	79.35%	587,107
4	Declaration of final dividend	124,061,304	100.00	3,004	0.00	124,064,308	79.70%	45,177
5(a)	Re-election of Graham Allan as a Director	123,506,234	99.56	551,053	0.44	124,057,287	79.69%	52,198
5(b)	Re-election of Arthur de Haast as a Director	124,041,165	99.99	14,181	0.01	124,055,346	79.69%	54,139
5(c)	Re-election of Duriya Farooqui as a Director	124,003,749	99.97	36,064	0.03	124,039,813	79.68%	69,672
5(d)	Re-election of Michael Glover as a Director	123,892,241	99.87	164,484	0.13	124,056,725	79.69%	52,760
5(e)	Re-election of Byron Grote as a Director	123,037,720	99.18	1,019,121	0.82	124,056,841	79.69%	52,643
5(f)	Re-election of Sir Ron Kalifa as a Director	123,751,905	99.75	304,941	0.25	124,056,846	79.69%	52,639
5(g)	Re-election of Elie Maalouf as a Director	124,043,262	99.99	14,130	0.01	124,057,392	79.69%	52,093
5(h)	Re-election of Deanna Oppenheimer as a Director	123,090,628	99.31	853,890	0.69	123,944,518	79.62%	164,967
5(i)	Re-election of Angie Risley as a Director	120,894,739	97.45	3,161,730	2.55	124,056,469	79.69%	53,015
5(j)	Re-election of Sharon Rothstein as a Director	124,026,351	99.98	29,750	0.02	124,056,101	79.69%	53,384
6	Reappointment of Auditor	124,051,055	99.99	9,545	0.01	124,060,600	79.70%	48,885
7	Remuneration of Auditor	124,049,941	99.99	9,489	0.01	124,059,430	79.70%	49,751
8	Political Donations	120,358,056	97.04	3,672,821	2.96	124,030,877	79.68%	78,608
9	Allotment of Shares	118,134,555	95.24	5,910,525	4.76	124,045,080	79.69%	64,404
10	Disapplication of pre-emption rights	114,401,871	92.22	9,645,132	7.78	124,047,003	79.69%	62,481
11	Further disapplication of pre-emption rights	107,873,988	87.09	15,997,845	12.91	123,871,833	79.58%	237,617
12	Authority to purchase own shares	123,812,832	99.85	181,190	0.15	123,994,022	79.65%	115,462
13	Notice of General Meetings	118,430,473	95.46	5,633,403	4.54	124,063,876	79.70%	45,608

The IHG Board is delighted that all resolutions were supported at today's Annual General Meeting. In particular, the Board thanks our shareholders who have voted in support of the Directors' Remuneration Policy (the Policy) and the Directors' Remuneration Report 2024 (the Report). The Board notes that all of IHG's top 10 largest shareholders supported the Policy and the Report.

The Board will continue to engage with and listen to the views of shareholders and the proxy advisers in relation to the Policy and the Report. An update on that engagement, and on any action taken as a result of these votes, will be published within six months of the AGM, in accordance with the UK Corporate Governance Code.

Notes:

1.   The 'For' vote includes those giving the Chair discretion.

2.   Votes 'Withheld' are not counted in the calculation of the proportion of votes 'For' or 'Against' a resolution.

3.   Resolutions 10 to 13 are special resolutions.

4.   IHG's total issued share capital consists of 161,771,631 ordinary shares of 20 340/399 pence each, of which 6,206,782 ordinary shares are held in treasury. The total number of voting rights in the Company is 155,564,849.

5.   Copies of the resolutions passed, other than resolutions concerning ordinary business, will be submitted to the UK Listing Authority via the National Storage Mechanism and will be available in due course for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

Unless otherwise defined herein, terms used in this announcement shall have the meaning given to them in the Notice of Meeting.

For further information, please contact:

Investor Relations:	Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0)7825 655 702); Joe Simpson (+44 (0)7976 862 072)
Media Relations:	Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

About IHG Hotels & Resorts:
IHG Hotels & Resorts (tickers: LON:IHG for Ordinary Shares; NYSE:IHG for ADRs) is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 20 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes with over 145 million members, IHG has more than 6,600 open hotels in over 100 countries, and a development pipeline of over 2,200 properties.

●     Luxury & Lifestyle: Six Senses, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo

●     Premium: voco hotels, Ruby, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels

●     Essentials: Holiday Inn Express, Holiday Inn Hotels & Resorts, Garner hotels, avid hotels

●     Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites

●     Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 385,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the new IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Bates
Name:	C. BATES
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	08 May 2025